SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Motorola Mobility Holdings, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   620097105
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 20, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.01 (the "Shares"), issued by Motorola Mobility Holdings, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 600 North US Highway 45, Libertyville, Illinois 60048.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     On  July  20th  and  21st,  2011,  the Reporting Persons discussed with the
Issuer their view that the Issuer should explore alternatives regarding its patent portfolio to enhance shareholder value. The Reporting Persons believe that the Issuer's patent portfolio, which is substantially larger than Nortel Networks' and includes numerous patents concerning 4G technologies, has significant value. In addition, there may be multiple ways to realize such value given the current heightened market demand for intellectual property in the mobile telecommunications industry. The Reporting Persons intend to have further discussions with the Issuer.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July  21,  2011


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
IPH  GP  LLC
ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
ICAHN  ENTERPRISES  G.P.  INC.


By:  /s/ Daniel  A.  Ninivaggi
     -------------------------
     Name:  Daniel  A.  Ninivaggi
     Title:  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN